January 11, 2004


B. Steven Springrose
President and Chief Executive Officer
Biotel Inc.
11481 Rupp Drive
Burnsville, Minnesota 55337

Re:	Biotel Inc.
      Amendment 2 to Registration Statement on Form 10-SB
      Filed December 27, 2004
		File No. 0-50914

Dear Mr. Springrose:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

Part F/S

Notes to Consolidated Financial Statements - Page F-21

Note 16 - Asset Purchase - Page F-32
1. We note disclosures herein that for the quarter ending
September
30, 2004, Agility Centralized Research Services, LLC (Agility), had revenues of $11,000, expenses of $135,000 and a net loss of $124,000.
We also see your fiscal 2004 pre tax net income was $1,048,346. Please supplementally provide us with the calculations outlined at
Item 310(c)(2)(iii) Regulation S-B for the Agility acquisition. Revise the filing to include any Agility historical financial statements required by Item 310 (c) of Regulation S-B.

*   *   *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.









      You may contact Eric Atallah at (202) 824-5266 or Jay Webb at
(202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 824-5082 or me at (202) 942-1927 with any other questions.

Sincerely,



							Thomas A. Jones
      Senior Attorney

cc (via fax):	Rick Hauser, Esq.  Gray, Plant, Mooty, Mooty &
Bennett, P.A.  612.632.4095
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Biotel Inc.
January 11, 2004
Page 1